On April 13, 2000, the Board of Trustees approved the reorganization of Oppenheimer World Bond Fund with and into Oppenheimer International Bond Fund. Shareholders of Oppenheimer World Bond Fund will be asked to approve a reorganization whereby shareholders would receive shares of Oppenheimer International Bond Fund. If shareholder approval is received, it is expected that the reorganization will occur during the first quarter of calendar 2001.